Exhibit 99.5

Execution Version

LIMITED GUARANTEE

THIS LIMITED GUARANTEE, dated as of November 17, 2014 (this “Limited Guarantee”), is entered into by Vector Capital IV International, L.P. (“VCIV”) and Vector Entrepreneur Fund III, L.P. (“VEIII,” and each of VEIII and VCIV, a “Guarantor” and collectively the “Guarantors”) in favor of ChyronHego Corporation, a New York corporation (the “Company”). Capitalized terms used herein and not otherwise defined shall have the respective meanings assigned to such terms in the Merger Agreement (as defined below).

RECITAL

Vector CH Holdings (Cayman), L.P., a Cayman Islands exempted limited partnership (“Parent”), CH Merger Sub, Inc., a New York corporation and a wholly owned subsidiary of Parent (“Merger Subsidiary”), and the Company have entered into that certain Agreement and Plan of Merger, dated as of the date hereof (as amended, modified or supplemented from time to time, the “Merger Agreement”), and it is a requirement of the Merger Agreement that Parent deliver this Limited Guarantee to the Company concurrently with the execution and delivery thereof.

NOW, THEREFORE, in consideration of the premises set forth above and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and as an inducement to the Company to enter into the Merger Agreement with Parent and Merger Subsidiary, the Guarantors hereby consent and agree as follows:

AGREEMENT

SECTION 1. Limited Guarantee.

(a) Subject to the terms and conditions contained herein (including the Cap set forth in Section 1(b) below), VCIV, intending to be legally bound, hereby severally (and not jointly), and VEIII, intending to be legally bound, hereby severally (and not jointly), absolutely, irrevocably and unconditionally guarantees, in accordance with such Guarantor’s Pro Rata Portion (defined below), as a primary obligor and not merely as a surety, to the Company the due, punctual and complete discharge of the payment obligations of Parent under Section 11.04(c) of the Merger Agreement, but (in all events) subject to the limitations of the Merger Agreement (collectively, the “Obligation”). All payments hereunder shall be made in lawful money of the United States, by wire transfer of immediately available funds to an account designated by the Company. For purposes of this Limited Guarantee, “Pro Rata Portion” means, for each Guarantor, the percentage set forth opposite such Guarantor’s name on Schedule A hereto.

(b) Notwithstanding anything to the contrary contained herein, the Guarantors’ maximum liability under this Limited Guarantee in respect of the Obligation or otherwise arising out of or relating to the transactions contemplated by the Merger Agreement (the “Contemplated Transactions”) (irrespective of the form of the claim or action, whether in contract, tort or otherwise) shall be limited to monetary damages not in excess of $6,300,000 (the “Cap”); provided, that each Guarantor’s maximum liability under this Limited Guarantee in respect of the Obligations or otherwise arising out of or relating to the Contemplated

Transactions (irrespective of the form of the claim or action, whether in contract, tort or otherwise) shall be limited to monetary damages not in excess of such Guarantor’s Pro Rata Portion of the Cap. All payments hereunder shall be made in lawful money of the United States, in immediately available funds.

SECTION 2. Nature of Limited Guarantee. During the term hereof, this Limited Guarantee is an unconditional, irrevocable and continuing guarantee of payment (and not of collection) and the Obligation to which it applies or may apply under the terms hereof shall be conclusively presumed to have been created in reliance hereon. The Obligation hereunder shall not be released or discharged, in whole or in part, or otherwise affected by (a) the failure or delay of the Company to assert any claim or demand or to enforce any right or remedy against Parent, Merger Subsidiary or any other Person interested in the Contemplated Transactions, (b) the addition, substitution or release of any Person interested in the Contemplated Transactions, (c) any change in the corporate existence, structure or ownership of Parent, Merger Subsidiary or any other Person interested in the Contemplated Transactions, (d) the existence of any bankruptcy, insolvency, reorganization or similar proceedings affecting Parent, Merger Subsidiary or any other Person interested in the Contemplated Transactions, or (e) any change in the Applicable Laws of any jurisdiction. Notwithstanding the foregoing, (i) any failure of a condition contained in the Merger Agreement or of the Company to comply with the Merger Agreement (whether such breach results from fraud, misrepresentation or otherwise) that would relieve Parent or Merger Subsidiary of its obligations under Section 11.04(c) the Merger Agreement shall likewise relieve Guarantors of their obligations hereunder and (ii) the Guarantors shall be entitled to the benefit of any defenses, limitations, caps or disclaimers of damages that may be available to Parent or Merger Subsidiary under the Merger Agreement.

SECTION 3. Certain Waivers and Acknowledgments.

(a) To the fullest extent permitted by Applicable Laws, the Guarantors hereby expressly and unconditionally waive any and all rights or defenses arising by reason of any Applicable Laws which would otherwise require any election of remedies by the Company, promptness, diligence, notice of the acceptance of this Limited Guarantee and of the Obligation, presentment, demand for payment, notice of non-performance, default, dishonor and protest, notice of the Obligation incurred and all other notices of any kind (other than notices to Parent or Merger Subsidiary pursuant to the Merger Agreement or this Limited Guarantee), all defenses which may be available by virtue of any valuation, stay, moratorium, Applicable Laws or other similar Applicable Law now or hereafter in effect, any right to require the marshalling of assets of Parent or Merger Subsidiary or any other Person interested in the Contemplated Transactions and all suretyship defenses generally (other than: (i) fraud or willful misconduct by the Company or any of its subsidiaries or Affiliates, (ii) defenses to the payment of the Obligation under the Merger Agreement that are available to Parent or Merger Subsidiary or (iii) breach by the Company of this Limited Guarantee).

(b) Each Guarantor acknowledges that it will receive substantial direct and indirect benefits from the Contemplated Transactions and that the waivers set forth in this Limited Guarantee are knowingly made in contemplation of such benefits.

SECTION 4. No Waiver; Exclusive Remedy.

(a) No failure on the part of the Company to exercise, and no delay in exercising, any right, remedy or power hereunder shall operate as a waiver thereof, nor shall any single or partial exercise by the Company of any right, remedy or power hereunder preclude any other or future exercise of any right, remedy or power hereunder. The Company shall not have any obligation to proceed at any time or in any manner against, or exhaust any or all of the Company’s rights against, the Parent or any other Person liable for the Obligation prior to proceeding against any Guarantor hereunder.

(b) The Company’s remedies against a Guarantor (including the right to seek specific performance of obligations under the Equity Commitment Letter) shall, and are intended to be, the sole and exclusive direct or indirect remedies available to the Company against such Guarantor and/or any Guarantor Non-Recourse Party in respect of any liabilities or obligations arising under, or in connection with, the Merger Agreement and the Contemplated Transactions. As used herein, the term “Guarantor Non-Recourse Party” shall mean any former, current or future director, officer, agent, Affiliate, employee, general or limited partner, member, manager, stockholder, other equity holder, controlling person or assignee of a Guarantor or any Affiliate thereof or any former, current or future director, officer, agent, Affiliate, employee, general or limited partner, member, manager, stockholder, other equity holder, controlling person or assignee of any of the foregoing; provided, however, that for the avoidance of doubt, Parent and Merger Subsidiary shall be excluded from the definition of (and shall not, in any event be deemed to be a) Guarantor Non-Recourse Party.

SECTION 5. Representations and Warranties. Each Guarantor hereby represents and warrants that:

(a) the execution, delivery and performance of this Limited Guarantee have been duly authorized by all necessary action and do not (i) contravene any provision of the Guarantor’s partnership agreement or similar organizational documents or (ii) violate, in any material respect, any Applicable Laws or contractual restriction binding on the Guarantor or its assets that would impair in any material respect the Guarantor’s obligations under this Limited Guarantee;

(b) except as set forth in the Merger Agreement, all consents, approvals, authorizations, permits of, filings with and notifications to, any Governmental Authority necessary for the due execution, delivery and performance of this Limited Guarantee by the Guarantor have been obtained or made and all conditions thereof have been duly complied with, and no other action by, and no notice to or filing with, any Governmental Authority is required in connection with the execution, delivery or performance of this Limited Guarantee;

(c) this Limited Guarantee constitutes a legal, valid and binding obligation of the Guarantor enforceable against the Guarantor in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies; and

(d) such Guarantor has the financial capacity to pay its Pro-Rata Portion of the Cap to pay and perform its obligations under this Limited Guarantee, and all funds necessary for such Guarantor to fulfill its obligations under this Limited Guarantee shall be available to such Guarantor for so long as this Limited Guarantee shall remain in effect.

SECTION 6. Successors and Assigns.

(a) Subject to the provisions of Section 6(b), this Limited Guarantee shall inure to the benefit of the successors or permitted assigns of the parties who shall have, to the extent of their interests, the rights of the assigning party hereunder.

(b) This Limited Guarantee is binding upon the parties’ successors and assigns. No Guarantor shall assign its obligations hereunder to any other Person without the prior written consent of the Company. The Company shall not assign this Limited Guarantee (or its rights or obligations hereunder) to any other Person without the prior written consent of the Guarantors. Any purported assignment in violation of this provision shall be void.

SECTION 7. Notices. All notices and other communications under this Limited Guarantee shall be in writing and shall be deemed given (a) when delivered personally by hand (with written confirmation of receipt), (b) when sent by facsimile (with written confirmation of transmission), or (c) one (1) Business Day following the day sent by overnight courier (with written confirmation of receipt), in each case at the following addresses and facsimile numbers (or to such other address or facsimile number as a party may have specified by notice given to the other parties pursuant to this provision):

If to the Guarantors, to:

Vector Capital IV International, L.P.

Vector Entrepreneur Fund III, L.P.

One Market Street

Steuart Tower, 23rd Floor

San Francisco, CA 94105

Attention: Chief Operating Officer

Facsimile: (415) 293-5100

with a copy (which shall not constitute notice) to:

Shearman & Sterling LLP

Four Embarcadero Center, Suite 3800

San Francisco, CA 94111

Attention: Steve L. Camahort and Jeffrey C. Wolf

Facsimile: (415) 616-1199

If to the Company, to:

ChyronHego Corporation

5 Hub Drive

Melville, NY 11747

Attention: Head of Special Committee

Facsimile: (303) 322-5800

with a copy (which shall not constitute notice) to:

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Chrysler Center

666 Third Avenue

New York, NY 10017

Attention: Daniel I. DeWolf and Megan N. Gates

Facsimile: (212) 983-3115

SECTION 8. Continuing Guarantee; Enforcement. This Limited Guarantee shall remain in full force and effect and shall be binding on each of the Guarantors and its respective successors and assigns until the Obligations are satisfied in full. Notwithstanding the foregoing, this Limited Guarantee shall terminate and the Guarantors shall have no further obligations under this Limited Guarantee as of the earliest of (i) the Effective Time, (ii) the termination of the Merger Agreement in accordance with its terms (except a termination pursuant to which Parent is obligated to make a payment pursuant to Section 11.04(c) thereof) and (iii) 180 days after any termination of the Merger Agreement in accordance with its terms under circumstances in which Parent would be obligated to make any payment under Section 11.04(c) if the Company has not presented a claim or commenced any action for payment of any Obligation to Parent and Merger Subsidiary or the Guarantor by the end of such 180 day period. Notwithstanding the foregoing, in the event that the Company or any of its Affiliates asserts in any litigation or other proceeding that (A) the provisions of Section 1 hereof limiting the Guarantors’ liability, the provisions of this Section 8, the provisions of Section 9 or Section 10 hereof or (B) the provisions of Section 11.04(e) of the Merger Agreement limiting the liability of the Parent Related Parties are illegal, invalid or unenforceable in whole or in part, or asserting any theory of liability against the Guarantors, Parent, Merger Subsidiary or any Guarantor Non-Recourse Party with respect to the transactions contemplated by the Merger Agreement other than liability of the Guarantors under this Limited Guarantee (as limited by the provisions of Section 1), then (i) the obligations of the Guarantors under this Limited Guarantee shall terminate ab initio and be null and void, (ii) if the Guarantors have previously made any payments under this Limited Guarantee, they shall be entitled to recover such payments, and (iii) neither the Guarantors, Parent, Merger Subsidiary or any Guarantor Non-Recourse Party shall have any liability to the Company with respect to the transactions contemplated by the Merger Agreement or under this Limited Guarantee; provided, however that if any Guarantor or any of its respective Affiliates shall institute any proceedings asserting that this Limited Guarantee is illegal, invalid or unenforceable in accordance with its terms, then, to the extent the Company prevails in such litigation or proceeding, such Guarantor shall pay on demand all reasonable fees and out-of-pocket expenses of the Company in connection with such litigation or proceeding.

SECTION 9. No Recourse. The Company covenants, agrees and acknowledges that the sole asset (other than cash in a de minimus amount and rights under the Merger Agreement and under the Debt Commitment Letters and the Equity Commitment Letter and the agreements contemplated thereby) of Parent is ownership of the capital stock of Merger Subsidiary and that Merger Subsidiary has no assets, and that no additional funds are expected to be paid, lent or contributed to Parent or Merger Subsidiary unless and until the Closing occurs. Notwithstanding anything that may be expressed or implied in this Limited Guarantee or any document or instrument delivered in connection herewith and that, notwithstanding the fact that the Guarantors are limited partnerships, the Company, by its acceptance of the benefits hereof, covenants, agrees and acknowledges that no Person other than the Guarantors shall have any obligation hereunder and that no recourse or right of recovery hereunder or under any document or instrument delivered in connection herewith, or for any claim based on, in respect of, or by reason of, such obligations or their creation, against, and no liability shall be attached to, any Guarantor Non-Recourse Party, through Parent, Merger Subsidiary or otherwise, whether by or through attempted piercing of the corporate veil, by or through a claim by or on behalf of Parent or Merger Subsidiary against any Guarantor Non-Recourse Party, whether by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any Applicable Laws, or otherwise. Recourse against the Guarantors under this Limited Guarantee and the ability to seek specific performance of the obligations under the Equity Commitment Letter shall be the exclusive remedy of the Company and its Affiliates against the Guarantors, Parent, Merger Subsidiary and any Guarantor Non-Recourse Party in respect of any liabilities or obligations arising under, or in connection with, the Merger Agreement or the transactions contemplated thereby. The Company hereby covenants and agrees that it shall not institute, and it shall cause its Affiliates not to institute, any proceeding or bring any other claim arising under, or in connection with, the Merger Agreement or the transactions contemplated thereby, against the Guarantors, Parent, Merger Subsidiary or any Guarantor Non-Recourse Party (except for claims against the Guarantors under this Limited Guarantee, subject to the limitations described herein, claims for specific performance under the Equity Commitment Letter and claims seeking specific performance pursuant to Section 11.13 of the Merger Agreement).

SECTION 10. Release. By its acceptance of this Limited Guarantee, the Company hereby covenants and agrees that (1) neither the Company nor any of its Subsidiaries or Affiliates, and the Company agrees to the maximum extent permitted by law, none of its officers, directors, security holders or representatives, has or shall have any right of recovery under or in connection with the Merger Agreement, or the transactions contemplated thereby or otherwise relating thereto, and to the extent that it has or obtains any such right it, to the maximum extent permitted by law, hereby waives (on its own behalf and on behalf of each of the aforementioned Persons) each and every such right against, and hereby releases, the Guarantors, Parent, Merger Subsidiary and each Guarantor Non-Recourse Party from and with respect to any claim, known or unknown, now existing or hereafter arising, in connection with any transaction contemplated by or otherwise relating to the Merger Agreement or the transactions contemplated thereby, whether by or through attempted piercing of the corporate (or limited liability company) veil, by or through a claim by or on behalf of Parent or Merger Subsidiary or any other Person against any Guarantors, or otherwise under any theory of law or equity, other than claims against the Guarantors pursuant to this Limited Guarantee (subject to the limitations described herein) and claims seeking specific performance under the Equity Commitment Letter; and (2) recourse against the Guarantors under this Limited Guarantee (and subject to the limitations described herein) and claims seeking specific performance under the Equity Commitment Letter shall be the sole and exclusive remedy of the Company. The Company acknowledges the Guarantor is agreeing to enter into this Limited Guarantee in reliance on the provisions set forth in this Section 10. This Section 10 shall survive termination of the Limited Guarantee.

SECTION 11. Governing Law; Jurisdiction; Service of Process.

(a) This Limited Guarantee shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflicts of law rules of such state.

(b) The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Limited Guarantee or the transactions contemplated hereby (whether brought by any party or any of its Affiliates or against any party or any of its Affiliates) shall be brought in any federal or state court located in the Borough of Manhattan, New York City, State of New York, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 7 shall be deemed effective service of process on such party.

SECTION 12. Waiver of Jury Trial. Each of the parties hereto hereby waives to the fullest extent permitted by applicable law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Limited Guarantee or any of the transactions contemplated hereby.

SECTION 13. Reformation. If any term or other provision of this Limited Guarantee is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms, provisions and conditions of this Limited Guarantee shall nevertheless remain in full force and effect. No party hereto shall assert, and each party shall cause its respective Affiliates not to assert, that this Limited Guarantee or any part hereof is invalid, illegal or unenforceable. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Limited Guarantee so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

SECTION 14. Entire Agreement; Amendments. This Limited Guarantee constitutes the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof. No amendment, modification or waiver of any provision hereof shall be enforceable unless approved by the Company and the Guarantor in writing.

SECTION 15. Headings. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Limited Guarantee.

SECTION 16. No Third Party Beneficiaries. Nothing set forth in this Limited Guarantee shall be construed to confer upon or give to any Person other than the Company any rights or remedies under or by reason of this Limited Guarantee or to confer upon or give to any Person any rights or remedies against any Person other than the Guarantor under or by reason of this Limited Guarantee.

SECTION 17. Counterparts. The exchange of a fully executed Limited Guarantee (in counterparts or otherwise) by facsimile shall be sufficient to bind the parties to the terms and conditions of this Limited Guarantee.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the undersigned have caused this Limited Guarantee to be duly executed and delivered as of the date first written above.

Vector Capital IV International, L.P.

By:	Vector Capital Partners IV, L.P.,
its general partner

By:	Vector Capital, L.L.C.,
its general partner

By:	/s/ David Baylor
Name:	David Baylor
Title:	Chief Operating Officer

By:	Vector Capital, Ltd.,
its general partner

By:	/s/ David Baylor
Name:	David Baylor
Title:	Director

Vector Entrepreneur Fund III, L.P.

By:	Vector Capital Partners III, L.P.,
its general partner

By:	Vector Capital, L.L.C.,
its general partner

By:	/s/ David Baylor
Name:	David Baylor
Title:	Chief Operating Officer

By:	Vector Capital, Ltd.,
its general partner

By:	/s/ David Baylor
Name:	David Baylor
Title:	Director

Signature Page to Limited Guarantee

CHYRONHEGO CORPORATION

By:	/s/ Roger L. Ogden
Name: Roger L. Ogden
Title: Chairman of the Board

Signature Page to Limited Guarantee

Schedule A

List of Investors

Investor	Pro Rata Portion
Vector Capital IV International, L.P.	98.2%
Vector Entrepreneur Fund III, L.P.	1.2%